

November 20, 2007

By U.S. mail and facsimile to (713) 224-1101

Mr. Rick Berry
Chief Financial Officer
Sanders Morris Harris Group Inc.
600 Travis, Suite 3100
Houston, TX 77002

> **RE:** **Sanders Morris Harris Group Inc.**
> **Form 10-Q for the period ended September 30, 2007**
> **Filed November 9, 2007**
> **File No. 0-30066**

Dear Mr. Berry:

We have reviewed your response letter dated November 6, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended September 30, 2007

Liquidity and Capital Resources, page 29

1. You have revised your disclosure on page 30 to state that your investment in limited partnerships is a critical part of your capital market investing activities that has historically generated favorable returns for the Company. In future filings, please expand on what you refer to as "favorable returns," given the cash flow statement reports unrealized losses. Provide quantitative examples as necessary to support this assertion.

2. We also note the disclosures in Notes 4 and 5, and remind you to tell us and disclose in future filings, as previously requested in our letter dated August 23, 2007, the following:
    - The amount of assets that cannot be offered or sold by the Company. If immaterial, so state. (Prior comment 4)
    - Whether you have any material geographic, economic, or industry concentrations in the securities portfolio. (Prior comment 7)

*   *   *   *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief